ETF SERIES SOLUTIONS

Fee Waiver Agreement

December 18, 2017

THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between ETF Series Solutions, a Delaware statutory trust (the “Trust”), on behalf of the Vident International Equity Fund, Vident Core U.S. Equity Fund, and Vident Core U.S. Bond Strategy ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust, and Exchange Traded Concepts, LLC (the “Adviser”), the Funds’ investment adviser.

WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Funds, and for which it is compensated based on the average daily net assets of each Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to reduce the fee paid by the applicable Fund to the Adviser;

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1. FEE WAIVER. The Adviser agrees to a reduction in the Fund’s unitary management fee to the rate specified in the table below (the “Reduced Fee”), calculated based on the applicable Fund’s average daily net assets, effective as of January 1, 2018:
Fund	Current Fee	Reduced Fee
Vident International Equity Fund	0.68%	0.61%
Vident Core U.S. Equity Fund	0.55%	0.50%
Vident Core U.S. Bond Strategy ETF	0.45%	0.41%

2. TERM. The Reduced Fee shall remain in effect from January 1, 2018 until at least December 31, 2018, unless sooner terminated by the Trust as provided herein.
3. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.
4. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
5. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
6. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.
Fee Waiver Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

ETF SERIES SOLUTIONS on behalf of the Funds /s/ Michael D. Barolsky Michael D. Barolsky Vice President	EXCHANGE TRADED CONCEPTS, LLC By: /s/ J. Garrett Stevens Name: J. Garrett Stevens Title: Chief Executive Officer

Fee Waiver Agreement